Exhibit 4.1

McDONALD’S EXCESS BENEFIT

AND DEFERRED BONUS PLAN

Section 1

Introduction

1.1 The Plan. McDonald’s Corporation (the “Company”) has adopted the McDonald’s Excess Benefit and Deferred Bonus Plan (the “Plan”), as set forth herein, as a successor plan to the McDonald’s Corporation Supplemental Profit Sharing and Savings Plan (the “Supplemental Plan”). The Supplemental Plan was amended in response to the enactment of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) to suspend deferrals into that plan for years after 2004. The Plan is effective as of January 1, 2005.

1.2 Purposes and Features of Plan.

(a)	The purposes of the Plan are (i) to provide a select group of employees with the opportunity to elect to defer compensation under the “Deferred Bonus Feature” of the Plan, and (ii) to provide a select group of employees who participate in the McDonald’s Corporation Profit Sharing and Savings Plan or the McDonald’s Ventures 401(k) Plan (each, a “Profit Sharing Plan”) with deferred compensation under the “Excess 401(k) Contributions Feature” of the Plan in excess of the maximum amount of 401(k) contributions and matching employer contributions that may be contributed on their behalf under the applicable Profit Sharing Plan, absent the Limits described in Section 3.2(b) below.

(b)	The “Participants” in each feature of the Plan will be a select group of management or highly compensated employees of the Company or an Adopting Subsidiary. The Participants in the Deferred Bonus Feature are described in Section 2 below. The “Participants” in the Excess 401(k) Contributions Feature are described in Section 3 below.

1.3 Administration. The Plan shall be administered by a committee of three officers of the Company (the “Committee”), the members of which shall be appointed from time to time by the Compensation Committee of the Board of Directors of the Company (the “Compensation Committee”). The Committee shall have the powers set forth in the Plan and the power to interpret its provisions. Any decisions of the Committee shall be final and binding on all persons with regard to the Plan.

1.4 Compliance with Section 409A. The Plan is intended to comply with the requirements of Section 409A of the Code and regulations, rulings and other guidance issued thereunder (collectively, “Section 409A”), and shall be interpreted and administered accordingly. Notwithstanding any other provision of this Plan, no acceleration of payment of Accounts that is not permitted by Section 409A shall be permitted, and no action, amendment or termination of the Plan shall be effective to the extent that it would cause the Plan to violate the requirements of Section 409A.

1.5 Defined Terms. Capitalized terms used in this Plan that are not defined herein have the same meaning as the same term in the applicable Profit Sharing Plan. An index of terms defined in the Plan is attached as Exhibit A to the Plan.

Section 2

Deferred Bonus Feature: Participation and Deferral Elections

2.1 Eligibility and Participation. Subject to the conditions and limitations of the Plan, an individual shall be eligible to participate in the Deferred Bonus Feature of the Plan for a calendar year (a “Deferred Bonus Eligible Employee”) if, on the Election Due Date for such year, the individual is an employee of the Company who is in the Senior Direction Compensation Band of the Company or above (or an employee of an Adopting Subsidiary who is in a comparable compensation band). Any Deferred Bonus Eligible Employee who makes a Bonus Deferral Election as described in Section 2.2 below and in accordance with the requirements of Sections 2.3 and 4 below shall become a Participant, and shall remain a Participant until the entire balance of the Participant’s Account is distributed.

2.2 Deferral Elections. Subject to Sections 2.3 and 4 below:

(a)	Any Deferred Bonus Eligible Employee may make an election (a “Bonus Deferral Election”) to defer receipt of all or any portion (in 1% increments) of the compensation that he or she may receive in a particular year under the McDonald’s Target Incentive Plan, any successor annual bonus plan of the Company, or any annual bonus plan of an Adopting Subsidiary, in which the Deferred Bonus Eligible Employee participates (collectively, the “Annual Bonus Plan”) to the extent permitted by Section 2.3 below.

(b)	No other forms of compensation, including, but not limited to exit bonuses, severance bonuses or pro-rated annual bonuses paid under the Executive Retention Plan may be deferred under the Deferred Bonus Feature of the Plan.

2.3 Rules for Bonus Deferral Elections. Bonus Deferral Elections shall be made in accordance with Section 4 below. The first Bonus Deferral Elections permitted under this Plan shall be with respect to bonuses under the Annual Bonus Plan that are earned in 2004 and to be paid in the first quarter of 2005; provided, that such Bonus Deferral Elections shall be void to the extent they are do not comply with the requirements of Code Section 409A, unless the

Company amends or modifies the Plan and/or Participants’ Bonus Deferral Elections in a manner that causes the Plan and Participants’ Bonus Deferral Elections to comply with the requirements of Code Section 409A pursuant to Section 9.1 below.

Section 3

Excess 401(k) Contributions Feature of Plan:

Participation and Deferral Elections

3.1 Eligibility and Participation. Subject to the conditions and limitations of the Plan, an individual shall be eligible to participate in the Excess 401(k) Contributions Feature of the Plan (an “Excess 401(k) Contributions Eligible Employee”) for a calendar year (the “Specified Year”) if:

(a)	the individual is an active participant in one of the Profit Sharing Plans as of the first day of the Specified Date;

(b)	on the Election Due Date for such Specified Year, the individual is either (i) an employee of the Company in the Direction Compensation Band of the Company or above (or an employee of an Adopting Subsidiary in a comparable compensation band); and

(c)	the individual has annualized compensation determined as of a date within the calendar year preceding the Specified Year as determined by the Committee (the “Compensation Determination Date”) in an amount that exceeds the applicable dollar amount in effect under Code Section 414(q)(1)(B)(i) for the year preceding the Specified Year. An employee’s annualized compensation shall equal the sum of the employee’s annual base salary as of the Compensation Determination Date plus the employee’s annual bonus received under an Annual Bonus Plan in the year that includes the Compensation Determination Date (in each case determined without regard to the employee’s elective deferrals under this Plan, a Profit Sharing Plan or otherwise).

Any Excess 401(k) Contributions Eligible Employee who makes an Excess 401(k) Contributions Deferral Election in accordance with the requirements of Sections 3.3 and 4 below and who is thereafter credited with amounts pursuant to Section 3.2 below, shall become a Participant, and shall remain a Participant until the entire balance of the Participant’s Account is distributed.

3.2 Benefits.

(a)

Each Excess 401(k) Contributions Eligible Employee who makes an Excess 401(k) Contributions Deferral Election for a Specified Year shall receive as credits to his or her Account, as provided in Section 5.1 below, an amount equal to the excess of (i) to the amount of 401(k) contributions and the associated matching employer contributions that would be allocated to his or her accounts under the applicable Profit Sharing Plan for the Specified Year if the Limits (as defined in Section 3.2(b) below) did not apply, over (ii) the amount of 401(k) contributions and the associated matching employer contributions actually allocated to his or her accounts under the applicable Profit Sharing Plan for the Specified Year.

If an Excess 401(k) Contributions Eligible Employee has made a Bonus Deferral Election under Section 2 for a Specified Year, (i) for purposes of determining the amount of 401(k) contributions that would have been allocated to his or her accounts under the applicable Profit Sharing Plan for the Specified Year if the Limits did not apply, his or compensation will not include the portion of any bonus for the Specified Year that was deferred pursuant to his or her Bonus Deferral Election for such Specified Year; and (ii) for purposes of determining the amount of matching employer contributions that would have been allocated to his or her accounts under the applicable Profit Sharing Plan for the Specified Year if the Limits did not apply, his or her compensation will be determined without regard to his or her Bonus Deferral Election for such Specified Year.

(b)	For purposes of this Plan, the “Limits” means the limitations imposed on the maximum amount of elective contributions and matching contributions that may be contributed on behalf of the Excess 401(k) Contributions Eligible Employee under the applicable Profit Sharing Plan in which he or she participates as a result of the application of the maximum aggregate contributions imposed under Code Section 415, the maximum amount of compensation that may be taken into account under Code Section 401(a)(17) and the maximum amount of elective deferrals imposed under Code Section 402(g).

3.3 Rules for Excess 401(k) Contributions Deferral Election. An Excess 401(k) Contributions Deferral Eligible Employee shall receive the benefits provided for in Section 3.2 for a Specified Year only if he or she makes an election (an “Excess 401(k) Contributions Deferral Election”) in accordance with Section 4 below to participate in the Excess 401(k) Feature of the Plan and to make 401(k) contributions under the applicable Profit Sharing Plan for the Specified Year. The first Specified Year under this Plan shall be the 2005 calendar year.

Section 4

Rules for Deferral Elections

4.1 Timing for Deferral Elections. All Bonus Deferral Elections and Excess 401(k) Contributions Deferral Elections (collectively the “Deferral Elections”) must be returned to the Committee no later than the date specified for such year by the Committee (the “Election Due Date”), but in no event later than the latest date permitted by Section 409A. Each Deferral Election shall apply only to the year with respect to which it is made, and shall be irrevocable by the Participant and the Company as to that year, except as specifically provided in this Plan.

4.2 Tax Withholding and Other Special Rules. Notwithstanding any other provision of the Plan, an individual’s Deferral Election may not cause an individual’s cash compensation, payable after taking into account the Deferral Election and all other applicable deductions and withholdings, to be less than zero dollars. If an individual’s Deferral Election, after giving effect to all other applicable deductions and withholdings (including the tax withholding required pursuant to Section 6.4), would cause the amount of cash compensation payable to such individual to be less than zero dollars, the Committee shall reduce the amount of compensation deferred pursuant to the individual’s Deferral Election to the extent necessary to ensure that his or her cash compensation for each payroll period is not reduced below zero dollars.

Section 5

Accounts

5.1 Accounts.

(a)	A bookkeeping account shall be established in each Participant’s name (an “Account”). The Account of each individual who is a Participant in both the Deferred Bonus Feature and the Excess 401(k) Contributions Feature of the Plan shall be divided into two subaccounts, one representing the amounts credited to the Participant’s Account pursuant to Section 2 above of the Plan, and the other representing the amounts credited to the Participant’s Account pursuant to Section 3 above, in each case, as adjusted pursuant to Section 5.2 below and as a result of distributions from the Account.

(b)	The Participants’ Accounts may be further subdivided as the Committee may from time to time determine to be necessary or appropriate, including without limitation to reflect different sources of credits to the Accounts and different deemed investments thereof.

(c)

Amounts deferred pursuant to a Deferral Election shall be credited to the applicable Account as of the date the Participant would otherwise have received the deferred amounts in the absence of a Deferral Election. Any amount credited under the Excess 401(k) Contributions Feature of the Plan shall be credited to the applicable Account as of the date the amount would have been allocated under the applicable Profit Sharing Plan if the Limits had not applied. Adjustments of a Participant’s various subaccounts to reflect investment experience and distributions shall in all cases be done on a pro-rata basis, and such subaccounts shall be treated in the same manner for all other purposes of the Plan, except as specifically provided in Section 9.2 below.

5.2 Investment Elections and Earnings Credits.

(a)	Each Participant in the Plan shall be permitted from time to time to make an investment election regarding the manner in which his or her Account shall be deemed invested. Subject to the following, the Committee shall establish and communicate to Participants the investment choices that will be available to Participants and the procedures for making and changing investment elections, as it may from time to time determine to be appropriate. Unless otherwise determined by the Committee, a Participant’s investment election may be split among the available choices in increments of 1%, totaling 100%.

(b)	As of January 1, 2005, the available investment choices under the Plan are:

(i)	a rate of return based upon the McDonald’s Common Stock Fund under the Profit Sharing Plan, after adjustment for expenses under the Plan (the “Excess McDonald’s Common Stock Return”);

(ii)	a rate of return based upon the Stable Value Fund under the Profit Sharing Plan, after adjustment for expenses under the Plan (the “Excess Stable Value Return”); and

(iii)	a rate of return based upon the S&P 500 Index Fund under the Profit Sharing Plan, after adjustment for expenses under the Plan (the “Excess S&P 500 Index Return”).

(c)	For any period during which a Participant has failed to make an investment election, the Participant’s Account shall be credited with the Excess Stable Value Return. A Participant’s investment election will continue in effect until the Participant files a new investment election.

5.3 Vesting. A Participant shall be fully vested at all times in the balance of his or her Account.

Section 6

Payment of Benefits

6.1 Time and Method of Payment. The balance in a Participant’s Account shall be paid to the Participant in a single lump sum payment on the first business day that is at least six months after the Participant’s “separation from service” within the meaning of Section 409A; provided, that to the extent permitted by Section 409A, if the Participant dies before such payment is made, the balance in his or her Account shall be paid to his or her beneficiary or beneficiaries in a single lump sum payment as soon as administratively feasible after the Participant’s death.

6.2 Small Balance Rule. Notwithstanding any other provision of the Plan, to the extent permitted by Section 409A, if the balance in a Participant’s Account as of the end of the month during which the Participant’s employment terminates is less than $50,000, then such Participant’s Account shall be paid in a single lump sum as soon as administratively feasible after the end of such month.

6.3 Form of Payment. All payments shall be made in cash.

6.4 Withholding of Taxes. The Company shall withhold any applicable Federal, state or local income tax from payments due under the Plan in accordance with such procedures as the Company may establish. Generally, any Social Security taxes, including the Medicare portion of such taxes, shall be withheld from other compensation payable to the Participant in question, or paid by the Participant in question to the Company, at the time amounts are credited to the Participant’s Account. The Company shall also withhold any other employment or other taxes as necessary to comply with applicable laws.

6.5 Beneficiary.

(a)	A Participant shall have the right to name a beneficiary or beneficiaries who shall receive the balance of a Participant’s Account in the event of the Participant’s death prior to the payment of his or her entire Account (a “Beneficiary Designation”). A beneficiary may be an individual, a trust or an entity that is tax-exempt under Code Section 501(c)(3). If no beneficiary is named by a Participant or if the Participant survives all of the named beneficiaries, the Participant’s Account shall be paid to the Participant’s estate. A Participant may change or revoke an existing Beneficiary Designation by filing another Beneficiary Designation with the Committee. The latest Beneficiary Designation received by the Committee shall be controlling.

(b)	Notwithstanding any other provision of the Plan or the McDonald’s Corporation Supplemental Profit Sharing and Savings Plan, a Participant who is also a participant in the McDonald’s Corporation Supplemental Profit Sharing and Savings Plan must designate the same beneficiary or beneficiaries under both such plans, and accordingly, the latest Beneficiary Designation received by the Committee under either such plan shall be controlling under both such plans.

(c)

A beneficiary designated by a Participant or another beneficiary who has not yet received payment of the entire benefit payable to him or her under the Plan shall have the right to name a beneficiary or beneficiaries to receive the balance of such benefit in the event of the beneficiary’s death prior to the payment of the entire amount of such benefit, in accordance with Section 6.5(a) above, as if the beneficiary were a Participant (regardless of whether the Participant or such other beneficiary is still alive).

(d)	In addition, after the death of a Participant or a beneficiary thereof, any beneficiary designated by the Participant or such deceased beneficiary, as applicable, who has not yet received payment of the entire benefit payable to him or her under the Plan shall be treated for purposes of Section 5 of the Plan in the same manner as the Participant with respect to the Account or portion thereof of which such person is the beneficiary.

Section 7

Miscellaneous

7.1 Funding. Benefits payable under the Plan to any Participant shall be paid directly by the Company. The Company shall not be required to fund, or otherwise segregate assets to be used for payment of benefits under the Plan. While the Company may, in the discretion of the Committee, make investments (a) in shares of McDonald’s Common Stock through open market purchases or (b) in other investments in amounts equal or unequal to amounts payable hereunder, the Company shall not be under any obligation to make such investments and any such investment shall remain an asset of the Company subject to the claims of its general creditors.

7.2 Account Statements. The Company shall provide Participants with statements of the balances of their Accounts under the Plan at least annually.

7.3 Employment Rights. Establishment of the Plan shall not be construed to give any employee or Participant the right to be retained in the Company’s service or that of its subsidiaries and affiliates, or to any benefits not specifically provided by the Plan.

7.4 Interests Not Transferable. Except as to withholding of any tax under the laws of the United States or any state or locality and the provisions of Section 6.5 above, no benefit payable at any time under the Plan shall be subject in any manner to alienation, sale, transfer, assignment, pledge, attachment, or other legal process, or encumbrance of any kind. Any attempt to alienate, sell, transfer, assign, pledge or otherwise encumber any such benefits, whether currently or thereafter payable, shall be void. No person shall, in any manner, be liable for or subject to the debts or liabilities of any person entitled to such benefits. If any person shall attempt to, or shall alienate, sell, transfer, assign, pledge or otherwise encumber benefits under the Plan, or if by any reason of the Participant’s bankruptcy or other event happening at any time, such benefits would devolve upon any other person or would not be enjoyed by the person entitled thereto under the Plan, then the Company, in its discretion, may terminate the interest in any such benefits of the person entitled thereto under the Plan and hold or apply them to or for the benefit of such person entitled thereto under the Plan or such individual’s spouse, children or other dependents, or any of them, in such manner as the Company may deem proper.

7.5 Forfeitures and Unclaimed Amounts. Unclaimed amounts shall consist of the amount of the Account of a Participant that cannot be distributed because of the Committee’s inability, after a reasonable search, to locate a Participant or the Participant’s beneficiary, as applicable, within a period of two years after the Payment Date upon which the payment of benefits become due. Unclaimed amounts shall be forfeited at the end of such two-year period. These forfeitures will reduce the obligations of the Company under the Plan. After an unclaimed amount has been forfeited, the Participant or beneficiary, as applicable, shall have no further right to the Participant’s Account.

7.6 Controlling Law. The law of Illinois, except its law with respect to choice of law, shall be controlling in all matters relating to the Plan to the extent not preempted by the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

7.7 Action by the Company. Except as otherwise specifically provided in the Plan, any action required of or permitted by the Company under the Plan shall be by resolution of the Board of Directors of the Company or by action of any member of the Committee or person(s) authorized by resolution of the Board of Directors of the Company.

7.8 Section 16. Notwithstanding any other provision of the Plan, the Compensation Committee may impose such restrictions, rules and regulations on the terms and conditions of participation in the Plan by any Participant who has been deemed by the Board of Directors of the Company to be subject to Section 16 of the Securities Exchange Act of 1934, as amended, as the Compensation Committee may determine to be necessary or appropriate. Any transaction that would result in liability or potential liability under said Section 16 shall be void ab initio.

Section 8

Subsidiary Participation

8.1 Adoption of Plan. Any entity in which the Company directly or through intervening subsidiaries owns 25% or more of the total combined voting power or value of all classes of stock, or, in the case of an unincorporated entity, a 25% or more interest in the capital and profits (a “Subsidiary”) may, with the approval of the Compensation Committee and under such terms and conditions as the Compensation Committee may prescribe, adopt the corresponding portions of the Plan by resolution of its board of directors and thereby become an “Adopting Subsidiary” The Compensation Committee may amend the Plan as necessary or desirable to reflect the adoption of the Plan by an Adopting Subsidiary, provided, however, that an Adopting Subsidiary shall not have the authority to amend or terminate the Plan under Section 9 below. Exhibit B identifies the Adopting Subsidiaries as of January 1, 2005. The Committee may amend Exhibit B from time to time to reflect changes in the Adopting Subsidiaries.

8.2 Withdrawal from the Plan by Subsidiary. Any Adopting Subsidiary shall have the right, at any time, upon the approval of and under such conditions as may be provided by the Compensation Committee, to withdraw from the Plan by delivering to the Compensation Committee written notice of its election so to withdraw, upon which it shall be considered a “Withdrawing Subsidiary.” Upon receipt of such notice, the Adopting Subsidiary shall assume full responsibility for funding the payment of the portion of the Accounts of Participants and beneficiaries attributable to credits made while the Participants were employees of such Withdrawing Subsidiary, plus any net earnings, gains and losses on such credits, and the Company shall have no further obligations to such Participants or any of their beneficiaries under the Plan with respect to the portion of the Accounts attributable to credits made while the Participants were employees of such Withdrawing Subsidiary.

8.3 Special Rule for Sales or Other Dispositions of Subsidiaries. Notwithstanding any other provision of the Plan, to the extent permitted by Section 409A: (a) if an Adopting Subsidiary ceases to be a Subsidiary (thereby becoming a “Disaffiliated Subsidiary”) as a result of a sale, spinoff, public offering or other transaction involving the Disaffiliated Subsidiary, or if one or more businesses conducted by an Adopting Subsidiary are sold to another entity (a “Buyer”), any Participant who as a result of such transaction ceases to be employed by the Company or one of its remaining Subsidiaries shall be considered to have experienced a termination of employment for purposes of the Plan, unless clause (b) applies; and (b) if in connection with such a transaction, a Participant remains an employee of the Disaffiliated Subsidiary or becomes an employee of the Buyer or one of its subsidiaries or affiliates, as applicable, and the Disaffiliated Subsidiary or the Buyer, as applicable, assumes all liabilities to the Participant under this Plan, then the Participant shall not be considered to have experienced a termination of employment for purposes of the Plan, but the Company and its remaining Subsidiaries and affiliates shall have no further obligations to the Participant or any of his or her beneficiaries under the Plan.

Section 9

Amendment and Termination; ERISA Issues

9.1 Amendment and Termination. The Company reserves the right at any time by action of its Board of Directors of the Company or the Compensation Committee to modify, amend or terminate the Plan; provided, however, that no such amendment or termination of the Plan shall result in a reduction or elimination of a Participant’s Account except to the extent required to comply with Section 409A; and provided, further, that no such amendment or termination shall result in any acceleration of the payment of any Account except to the extent permitted by Section 409A. The Compensation Committee shall provide notice of amendments adopted by the Compensation Committee to the Board of Directors of the Company on a timely basis.

Notwithstanding the foregoing, the Company’s Corporate Executive Vice President - Human Resources and its Corporate Executive Vice President, General Counsel and Secretary may amend or modify the terms of the Plan and may amend, modify or terminate any Deferral Election made hereunder to the extent necessary or advisable to comply with the requirements of Section 409A.

9.2 ERISA Issues. It is the intention of the Company that the Plan be a nonqualified deferred compensation plan described in Sections 201(2), 301(a)(3) and 401(a)(1) of ERISA covering a select group of management or highly compensated employees of the Company or an Adopting Subsidiary (a “Top Hat Plan”). Without limiting the generality of the foregoing provisions of this Section 9, to the extent permitted by Section 409A, the Company reserves the right to terminate one or more Participants’ participation in the Plan and to distribute such Participants’ Account balances to the Participants (or their beneficiaries), if it is determined by the U.S. Department of Labor or any court of competent jurisdiction, or by the Company with the advice of legal counsel, that the Plan does not qualify as a Top Hat Plan.

Section 10

Committee Actions and Electronic Elections

10.1 Actions of Committees. Any actions by the Committee or the Compensation Committee shall be taken upon the approval of a majority of the members thereof at any in-person or telephonic meeting or in writing.

10.2 Electronic Elections. Anything in the Plan to the contrary notwithstanding, the Committee may in its discretion make disclosure or give information to Participants and beneficiaries and permit Participants or their beneficiaries to make electronic elections in lieu of written disclosure, information or elections provided in the Plan. In making such a determination, the Committee shall consider the availability of electronic disclosure of information and elections to Participants and beneficiaries, the protection of the rights of Participants and their beneficiaries, the appropriateness of the standards for authentication of identity and other security considerations involved in the electronic election system and any guidance issued by any relevant governmental authorities.

Section 11

Special Provisions for Rehired Employees

11.1 Deferral Elections of Rehired Participants. If a Participant’s employment is terminated while he or she has a Deferral Election (including an election not to defer any compensation under the Plan) in effect and the Participant is rehired in a position making him or her an Excess 401(k) Contributions Eligible Employee and/or a Deferred Bonus Eligible Employee, then (a) if the Participant resumes employment with the Company or an Adopting Subsidiary during the calendar year of such termination or in the next following calendar year, such Deferral Election shall remain in effect with respect to compensation of the Participant from and after the date of rehire, to the extent it is applicable thereto by its terms, and (b) in all other cases, such Deferral Election until shall have no application and such Participant will not be eligible to defer any compensation under the Plan in the year the Participant resumes employment with the Company or an Adopting Subsidiary. Such reemployed Participant shall be eligible to file a new Deferral Election for any subsequent year in accordance with the terms of the Plan then in effect.

11.2 Payments to Rehired Participants. If a Participant whose employment has terminated is thereafter rehired prior to the distribution of his or her entire Account balance, then any remaining payments hereunder required to be made to such Participant as a result of the Participant’s prior termination of employment shall be suspended until such Participant again becomes eligible to receive a distribution of his Account hereunder as a result of his subsequent death, termination of employment or other event that results in the distribution hereunder.

Section 12

Claims Procedures

12.1 Filing a Claim. A Participant or beneficiary of a Participant who believes that he or she is eligible for a benefit under this Plan that has not been provided may submit a written claim for benefits to the Committee. The Committee shall evaluate each properly filed claim and notify the claimant of the approval or denial of the claim within 90 days after the Committee receives the claim, unless special circumstances require an extension of time for processing the claim. If an extension of time for processing the claim is required, the Committee shall provide the claimant with written notice of the extension before the expiration of the initial 90-day period, specifying the circumstances requiring an extension and the date by which a final decision will be reached (which date shall not be later than 180 days after the date on which the Committee received the claim). If a claim is denied in whole or in part, the Committee shall provide the claimant with a written notice setting forth (a) the specific reasons for the denial, (b) references to pertinent Plan provisions upon which the denial is based, (c) a description of any additional material or information needed and an explanation of why such material or information is necessary, and (d) the claimant’s right to seek review of the denial pursuant to Section 12.2 below.

12.2 Review of Claim Denial. If a claim is denied, in whole or in part, the claimant shall have the right to (a) request that the Committee review the denial, (b) review pertinent documents, and (c) submit issues and comments in writing, provided that the claimant files a written request for review with the Committee within 60 days after the date on which the claimant received written notice from the Committee of the denial. Within 60 days after the Committee receives a properly filed request for review, the Committee shall conduct such review and advise the claimant in writing of its decision on review, unless special circumstances require an extension of time for conducting the review. If an extension of time for conducting the review is required, the Committee shall provide the claimant with written notice of the extension before the expiration of the initial 60-day period, specifying the circumstances requiring an extension and the date by which such review shall be completed (which date shall not be later than 120 days after the date on which the Committee received the request for review). The Committee shall inform the claimant of its decision on review in a written notice, setting forth the specific reason(s) for the decision and reference to Plan provisions upon which the decision is based. A decision on review shall be final and binding on all persons for all purposes.

Executed in multiple originals this 1st day of December, 2004.

McDONALD’S CORPORATION

By:	/s/ Richard Floersch
Name:	Richard Floersch
Title:	Executive Vice President–Human Resources

EXHIBIT A

Index of Defined Terms

Defined Term	Section
Account	5.1(a)
Adopting Subsidiary	8.1
Annual Bonus Plan	2.2(a)
Beneficiary Designation	6.5(a)
Bonus Deferral Election	2.2(a)
Buyer	8.3
Code	1.1
Company	1.1
Committee	1.3
Compensation Committee	1.3
Compensation Determination Date	3.1(c)
Deferral Elections	4.1
Deferred Bonus Eligible Employee	2.1
Deferred Bonus Feature	1.2(a)
Disaffiliated Subsidiary	8.3
Election Due Date	4.1
ERISA	7.6
Excess 401(k) Contributions Deferral Election	3.3
Excess 401(k) Contributions Deferral Eligible Employee	3.1
Excess 401(k) Contributions Feature	1.2(a)
Excess McDonald’s Common Stock Return	5.2(b)(i)
Excess S&P 500 Index Return	5.2(b)(iii)
Excess Stable Value Return	5.2(b)(ii)
Limits	3.2(b)
Participants	1.2(b)
Plan	1.1
Profit Sharing Plan	1.2(a)
Section 409A	1.4
Specified Year	3.1
Subsidiary	8.1
Top Hat Plan	9.2
Withdrawing Subsidiary	8.2

EXHIBIT B

Adopting Subsidiaries

McDonald’s USA, LLC

McDonald’s Ventures, LLC

McDonald’s Latin America, LLC

McDonald’s AMEA, LLC

McDonald’s International, LLC

McDonald’s Europe, Inc.

Boston Market Corporation

Chipotle Mexican Grill, Inc.